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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )*

Domino’s Pizza, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
25754A 20 1
(CUSIP Number)
East Peak Partners, L.P.
One Market, Spear St. Tower, Suite 3780
San Francisco, CA 94105
(415) 675-3200

     with a copy to:

Phillip Gordon
Perkins Coie LLP
131 S. Dearborn Street, Suite 1700
Chicago, IL 60603-5559
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 6, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25754A 20 1	SCHEDULE 13D	Page	2	of	13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) East Peak Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,100,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	25754A 20 1	SCHEDULE 13D	Page	3	of	13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JGE Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,100,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,100,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	25754A 20 1	SCHEDULE 13D	Page	4	of	13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey G. Edwards

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,100,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,100,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.
     The class of securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Domino’s Pizza, Inc. (the “Issuer”), a Delaware corporation whose principal place of business and executive offices are located at 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48106.
Item 2. Identity and Background.
     (a) This statement is being filed by the following persons: East Peak Partners, L.P., a California limited partnership (“East Peak”), JGE Capital Management, LLC, a California limited liability company (“JGE Capital”), and Jeffrey G. Edwards (“Edwards”) (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”). The sole general partner of East Peak is JGE Capital. The President of JGE Capital is Mr. Edwards. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.
     (b) - (c)
     East Peak
     East Peak is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of East Peak, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JGE Capital, the sole general partner of East Peak, is set forth below.
     JGE Capital
     JGE Capital is a California limited liability company, the principal business of which is serving as the sole general partner of East Peak. The principal business address of JGE Capital, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. There are no directors of JGE Capital. The executive officers of JGE Capital are:

Name	Title	Principal Occupation
Jeffrey G. Edwards	President (sole controlling person)	Same

Cheryl M. Thompson	Chief Operating Officer	Same

Douglas K. Edwards	Chief Financial Officer	Same
The business address for all officers of JGE Capital is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Edwards, the President and sole controlling person of JGE Capital, is set forth below.

     Edwards
     Mr. Edwards’ business address is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. His present principal occupation is serving as the President of JGE Capital. The principal business of JGE Capital is serving as the sole general partner of East Peak. The principal address of JGE Capital, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Mr. Edwards is the sole controlling person of JGE Capital, the sole general partner of East Peak.
     (d) and (e)
     None of the Reporting Persons nor any other person named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Issuer’s Common Stock (the “Shares”) are as follows:

Name	No. of Shares	Source of Funds	Amount of Funds
East Peak	3,100,000	Working Capital	$40,379,536.42

JGE Capital	0	N/A	0

Edwards	0	N/A	0
As used herein, the term “Working Capital” includes income from the business operations of the entity and funds committed to the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.
Item 4. Purpose of Transaction.
     The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease their investment positions.

     Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer’s and the Reporting Person’s businesses and prospects, other business investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the Reporting Persons’ interests in the Issuer and other plans and requirements of the Reporting Persons. Depending upon their individual assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by them or under their control.
     Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.
Item 5. Interest in Securities of the Issuer.
     (a) Percentage interest calculations for each of the Reporting Persons are based on the Issuer having 56,627,930 shares of Common Stock outstanding as of February 19, 2008, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 26, 2008.
     (b) East Peak. The aggregate number of Shares that East Peak owns beneficially pursuant to Rule 13d-3 of the Act, is 3,100,000 Shares, which constitutes approximately 5.2% of the outstanding shares of Common Stock. East Peak, JGE and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.
     JGE Capital. Because of its position as the sole general partner of East Peak, JGE Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 3,100,000 Shares beneficially held by East Peak; therefore, JGE Capital may be deemed to be the beneficial owner of 5.2% of the outstanding shares of Common Stock.
     Edwards. Because of his position as the control person of JGE Capital, Mr. Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 3,100,000 Shares beneficially owned by JGE Capital; therefore, Mr. Edwards may be deemed to be the beneficial owner of 5.2% of the outstanding shares of Common Stock.
     (c) During the period beginning sixty (60) days prior to March 6, 2008 and ending on the date of this filing, East Peak has purchased in open market transactions on the New York Stock Exchange shares of Common Stock as set forth in Schedule I attached hereto.
     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to this Item 5 has effected any transaction in shares of the Common Stock during the period beginning sixty (60) days prior to March 6, 2008 and ending on the date hereof.
     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.
     (e) It is inapplicable for the purposes herein to state the date in which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.
Item 7. Material to be Filed as Exhibits.

Exhibit	Document Description

24	Power of Attorney
99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: March 13, 2008

EAST PEAK PARTNERS, L.P. By: JGE CAPITAL MANAGEMENT, LLC Its: General Partner
By:	/s/ Douglas K. Edwards
Douglas K. Edwards, Chief Financial Officer

JGE CAPITAL MANAGEMENT, LLC
By:	/s/ Douglas K. Edwards
Douglas K. Edwards, Chief Financial Officer

JEFFREY G. EDWARDS
By:	/s/ Douglas K. Edwards
Douglas K. Edwards, Attorney-in-fact for Jeffrey G. Edwards

SCHEDULE I TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.

	Date of		Number of	Price Per
Reporting Person	Transaction	Type (1)	Shares	Share	Total Cost
East Peak Partners, L.P.	1/7/2008	Buy	40,775	$11.95	$487,151.16
East Peak Partners, L.P.	1/8/2008	Buy	209,225	$11.86	$2,482,287.25
East Peak Partners, L.P.	1/9/2008	Buy	50,000	$11.78	$589,020.00
East Peak Partners, L.P.	1/15/2008	Buy	200,000	$11.93	$2,386,900.00
East Peak Partners, L.P.	1/22/2008	Buy	32,000	$12.06	$385,996.80
East Peak Partners, L.P.	1/23/2008	Buy	5,500	$12.12	$66,644.05
East Peak Partners, L.P.	2/8/2008	Buy	4,000	$13.52	$54,074.00
East Peak Partners, L.P.	2/11/2008	Buy	33,500	$13.48	$451,747.50
East Peak Partners, L.P.	2/15/2008	Buy	50,000	$13.38	$668,855.00
East Peak Partners, L.P.	2/19/2008	Buy	48,000	$13.49	$647,289.60
East Peak Partners, L.P.	2/20/2008	Buy	4,800	$13.52	$64,910.88
East Peak Partners, L.P.	2/21/2008	Buy	22,200	$13.51	$300,024.12
East Peak Partners, L.P.	2/22/2008	Buy	500,000	$13.36	$6,678,400.00
East Peak Partners, L.P.	2/25/2008	Buy	200,000	$13.06	$2,611,420.00
East Peak Partners, L.P.	3/5/2008	Buy	63,200	$13.38	$845,666.56
East Peak Partners, L.P.	3/6/2008	Buy	11,800	$13.19	$155,658.52
East Peak Partners, L.P.	3/6/2008	Buy	125,000	$13.24	$1,655,000.00

(1)	All transactions were effected through a broker in the open market.

EXHIBIT 24
POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of Cheryl M. Thompson and Douglas K. Edwards, signing singly, the undersigned’s true and lawful attorney-in-fact to:
(1)	execute for and on behalf of the undersigned any or all of the following:
a.	Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules and regulations thereunder;

b.	Statements on Schedule 13D and/or Schedule 13G (including amendments thereto) in accordance with Regulation 13D-G of the Securities Exchange Act of 1934 and the rules and regulations thereunder; and

c.	Amendments to Form ID, Uniform Application for Access Codes to File on Edgar, and/or other filings associated with the undersigned’s access codes for filing on the Edgar filing system maintained by the United States Securities and Exchange Commission (the “SEC”).
(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3, 4 or 5, statements on Schedule 13D and/or Schedule 13G, or amendments to Form ID and timely file such documents (including amendments thereto) with the SEC and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, any of the undersigned’s responsibilities to comply with Section 16 and/or Regulation 13D-G of the Securities Exchange Act of 1934.

11 of 13

     The undersigned agrees that each such attorney-in-fact herein may rely entirely on information furnished orally or in writing by the undersigned to such attorney-in-fact. The undersigned also agrees to indemnify and hold harmless each such attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omission of necessary facts in the information provided by the undersigned to such attorney-in fact for purposes of executing, acknowledging, delivering or filing Forms 3, 4 or 5 (including amendments thereto), statements on Schedule 13D and/or Schedule 13G (including amendments thereto), or amendments to Form ID and agrees to reimburse the Company and such attorney-in-fact for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.
     This Power of Attorney supersedes any power of attorney previously executed by the undersigned regarding the purposes outlined in the first paragraph hereof (“Prior Powers of Attorney”), and the authority of the attorneys-in-fact named in any Prior Powers of Attorney is hereby revoked.
     This Power of Attorney shall remain in full force and effect until (a) revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (b) superseded by a new power of attorney regarding the purposes outlined in the first paragraph hereof dated as of a later date.
     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26th day of November, 2007.

/s/ Jeffrey G. Edwards
Jeffrey G. Edwards

12 of 13

EXHIBIT 99.1
     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.
DATED: March 13, 2008

EAST PEAK PARTNERS, L.P. By: JGE CAPITAL MANAGEMENT, LLC Its: General Partner
By:	/s/ Douglas K. Edwards
Douglas K. Edwards, Chief Financial Officer

JGE CAPITAL MANAGEMENT, LLC
By:	/s/ Douglas K. Edwards
Douglas K. Edwards, Chief Financial Officer

JEFFREY G. EDWARDS
By:	/s/ Douglas K. Edwards
Douglas K. Edwards, Attorney-in-fact for Jeffrey G. Edwards